MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2016

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three months and six months ended June 30, 2016 and 2015 and the related notes contained therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015 and the related MD&A. We use certain non-IFRS financial measures in this MD&A. For a description of each of the non-IFRS measures used in this MD&A, please see the discussion under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars unless otherwise indicated. This MD&A is dated as of August 2, 2016 and all information contained is current as of August 2, 2016 unless otherwise stated.

Cautionary Note to US Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of US securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43 101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43 101 and CIM standards. These definitions differ from the definitions in SEC Industry Guide 7 under the US Securities Act of 1933, as amended (the “Securities Act”).

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of Endeavour’s mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the US federal securities laws and the rules and regulations thereunder.

700 West Pender Street, Suite 301, Vancouver, B.C., Canada V6C 1G8
Phone: 604.685.9775 | Fax: 604.685.9744| Toll Free: 1.877.685.9775 | Email: info@edrsilver.com
www.edrsilver.com

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2016

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2016, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s Annual Information Form filed with the Canadian securities regulatory authorities and as filed with the SEC in our Annual Report on Form 40-F. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Table of Contents

Operating Highlights	Page 3	Consolidated Financial Results	Page 13
History and Strategy	Page 4	Non IFRS Measures	Page 15
Consolidated Operations	Page 5	Quarterly Results and Trends	Page 20
Guanaceví Operations	Page 7	Annual Outlook	Page 25
Bolañitos Operations	Page 9	Liquidity and Capital Resources	Page 27
El Cubo Operations	Page 11	Changes in Accounting Policies	Page 33
Exploration Results	Page 12	Controls and Procedures	Page 35

2

Three Months Ended June 30				Six Months Ended June 30
2016	2015	% Change	Q2 2016 Highlights	2016	2015	% Change
Production
1,551,851	1,805,569	(14%)	Silver ounces produced	3,061,916	3,625,619	(16%)
15,649	13,430	17%	Gold ounces produced	31,609	29,238	8%
1,511,109	1,761,926	(14%)	Payable silver ounces produced	2,984,791	3,531,850	(15%)
15,200	13,122	16%	Payable gold ounces produced	30,718	28,551	8%
2,725,526	2,745,669	(1%)	Silver equivalent ounces produced(1)	5,432,591	5,672,279	(4%)
5.37	8.60	(38%)	Cash costs per silver ounce(2)(3)	6.49	7.88	(18%)
8.30	13.88	(40%)	Total production costs per ounce(2)(4)	9.61	13.43	(28%)
10.53	16.86	(38%)	All-in sustaining costs per ounce(2)(5)	10.82	15.09	(28%)
377,198	371,745	1%	Processed tonnes	785,751	752,537	4%
73.01	82.80	(12%)	Direct production costs per tonne(2)(6)	73.66	82.73	(11%)
9.94	11.05	(10%)	Silver co-product cash costs (7)	10.41	10.85	(4%)
774	806	(4%)	Gold co-product cash costs (7)	823	784	5%
Financial
44.5	47.7	(7%)	Revenue ($ millions)	86.0	98.8	(13%)
1,493,790	1,912,595	(22%)	Silver ounces sold	3,005,109	3,774,570	(20%)
15,364	13,797	11%	Gold ounces sold	30,619	29,596	3%
16.54	16.34	1%	Realized silver price per ounce	15.86	16.72	(5%)
1,289	1,191	8%	Realized gold price per ounce	1,254	1,207	4%
1.7	(1.0)	274%	Net earnings (loss) ($ millions)	3.5	0.4	(821%)
12.9	6.8	88%	Mine operating earnings (loss) ($ millions)	19.2	15.9	21%
17.3	16.4	5%	Mine operating cash flow(8) ($ millions)	28.7	36.0	(20%)
9.4	11.0	(15%)	Operating cash flow before working capital changes (9)	16.8	24.8	(32%)
10.1	10.9	(7%)	Earnings before ITDA (10)	18.8	27.2	(31%)
72.1	26.7	170%	Working capital ($ millions)	72.1	26.7	170%
Shareholders
0.01	(0.01)	200%	Earnings (loss) per share – basic	0.03	0.00	100%
0.08	0.11	(23%)	Operating cash flow before working capital changes per share (9)	0.15	0.24	(36%)
113,236,504	101,976,901	11%	Weighted average shares outstanding	108,941,454	101,976,901	7%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016
(2)	The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS beginning on page 15.
(3)	Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.
(4)	Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 17.
(5)	All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 18.
(6)	Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 17.
(7)	Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 19
(8)	Mine operating cash flow is calculated by adding back amortization, depletion, inventory write downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 15.
(9)	See Reconciliation to IFRS on page 15 for the reconciliation of operating cash flow before working capital changes and the operating cash flow before working capital changes per share.
(10)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 16.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

3

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the US. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively under-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanaceví silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and was quickly met with encouraging results. By September 2004, sufficient high-grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver doré bars.

In 2007, the Company replicated the success of Guanaceví with the acquisition of the Bolañitos (formerly described as “Guanajuato”) mines project in Guanajuato State. Bolañitos was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and subsequent exploration work, silver production, reserves and resources grew rapidly and Bolañitos became an integral part of the Company’s asset base.

Both Guanaceví and Bolañitos are good examples of Endeavour’s historical business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. El Cubo had similar challenges to Endeavour’s past acquisitions, but with two significant exceptions; the property came with substantial reserves and resources, and the mine was already operating at 1,100 tonnes per day (tpd). After acquisition, Endeavour initiated a two year operational turn-around and capital investment program aimed at increasing throughput, grade and productivity in order to reduce operating costs and return the operation to profitability.

The Company has historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanaceví and Bolañitos mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. In 2012 the Company obtained a credit facility to help support its acquisition, exploration and capital investment programs, which was subsequently converted to a term loan. The Company may choose to engage in equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

4

REVIEW OF OPERATING RESULTS

Consolidated Production Results for the Three Months and Six Months Ended June 30, 2016 and 2015

Three Months Ended June 30			CONSOLIDATED	Six Months Ended June 30
2016	2015	% Change		2016	2015	% Change
377,198	371,745	1%	Ore tonnes processed	785,751	752,537	4%
148	180	(18%)	Average silver grade (gpt)	143	177	(19%)
86.2	84.0	3%	Silver recovery (%)	84.6	84.5	0%
1,551,851	1,805,569	(14%)	Total silver ounces produced	3,061,916	3,625,619	(16%)
1,511,109	1,761,926	(14%)	Payable silver ounces produced	2,984,791	3,531,850	(15%)
1.58	1.32	19%	Average gold grade (gpt)	1.53	1.42	8%
81.9	85.4	(4%)	Gold recovery (%)	81.6	84.9	(4%)
15,649	13,430	17%	Total gold ounces produced	31,609	29,238	8%
15,200	13,122	16%	Payable gold ounces produced	30,718	28,551	8%
2,725,526	2,745,669	(1%)	Silver equivalent ounces produced(1)	5,432,591	5,672,279	(4%)
5.37	8.60	(38%)	Cash costs per silver ounce(2)(3)	6.48	7.88	(18%)
8.30	13.88	(40%)	Total production costs per ounce(2)(4)	9.61	13.43	(28%)
10.53	16.86	(38%)	All in sustaining cost per ounce (2)(5)	10.82	15.09	(28%)
73.02	82.80	(12%)	Direct production costs per tonne(2)(6)	73.67	82.73	(11%)
9.94	11.05	(10%)	Silver co-product cash costs (7)	10.41	10.85	(4%)
775	806	(4%)	Gold co-product cash costs (7)	823	784	5%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.
(2)	The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS beginning on page 15.
(3)	Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.
(4)	Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 17.
(5)	All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 18.
(6)	Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 17.
(7)	Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 19.

5

Consolidated Production

Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.

Three months ended June 30, 2016 (compared to the three months ended June 30, 2015)
Consolidated silver production during Q2, 2016 was 1,551,851 ounces (oz), a decrease of 14% compared to 1,805,569 oz in Q2, 2015, and gold production was 15,649 oz, an increase of 17% compared to 13,430 oz in Q2, 2015. Plant throughput was 377,198 tonnes at average grades of 148 grams per tonne (gpt) silver and 1.58 gpt gold compared to 371,745 tonnes grading 180 gpt silver and 1.32 gpt gold in Q2, 2015. Silver production decreased due to lower grades partially offset by higher recoveries. Gold production increased due to higher grades, partially offset by lower recoveries. The increased throughput at Bolañitos, which processed lower silver grades than the other operations and lower silver grades at Guanaceví were the primary drivers of these variations from 2015.

Six months ended June 30, 2016 (compared to the six months ended June 30, 2015)
Consolidated silver production during 2016 was 3,061,916 oz, a decrease of 16% compared to 3,625,619 oz in 2015, and gold production was 31,609 oz, an increase of 8% compared to 29,238 oz in 2015. Plant throughput was 785,751 tonnes at average grades of 143 gpt silver and 1.53 gpt gold compared to 752,537 tonnes grading 177 gpt silver and 1.42 gpt gold in 2015. Silver production decreased due to lower grades partially offset by higher throughput. Gold production increased due to higher throughput and grades, partially offset by lower recoveries. The increased throughput at Bolañitos, which processed lower silver grades than the other operations and lower silver grades at Guanaceví were the primary drivers of these variations from 2015.

Consolidated Operating Costs

Three months ended June 30, 2016 (compared to the three months ended June 30, 2015)
The weaker Mexican peso, reduction of contractors and continued focus on cost reductions resulted in lower consolidated costs per tonne, which fell 12% to $73.01 compared to Q2, 2015. Cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), decreased 38% to $5.37 per oz of payable silver compared to $8.60 per oz in Q2, 2015 as a result of the lower costs per tonne and higher gold credit. The lower costs per tonne and the suspension of exploration and development expenditures at the Bolañitos and El Cubo operations resulted in all-in-sustaining costs (also a non-IFRS measure) decreasing 38% to $10.53 per oz compared to $16.86 per oz in Q2, 2015.

6

Six months ended June 30, 2016 (compared to the six months ended June 30, 2015)
The weaker Mexican peso, reduction of contractors and continued focus on cost reductions resulted in lower consolidated costs per tonne, which fell 11% to $73.66 compared to 2015. Cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), decreased 18% to $6.49 per oz of payable silver compared to $7.88 per oz in 2015 as a result of the lower costs per tonne and higher gold credit offset partially due to lower ore grades. The lower costs per tonne and the suspension of exploration and development expenditures at the Bolañitos and El Cubo operations resulted in all-in-sustaining costs (also a non-IFRS measure) decreasing 28% to $10.82 per oz compared to $15.09 per oz in 2015.

Guanaceví Operations

Production Results for the Three Months and Six Months Ended June 30, 2016 and 2015

Three Months Ended June 30			GUANACEVÍ	Six Months Ended June 30
2016	2015	% Change		2016	2015	% Change
98,756	108,817	(9%)	Ore tonnes processed	197,532	214,923	(8%)
232	325	(29%)	Average silver grade (g/t)	241	312	(23%)
85.4	84.3	1%	Silver recovery (%)	83.7	84.0	(0%)
629,221	958,581	(34%)	Total silver ounces produced	1,280,952	1,811,687	(29%)
625,384	948,996	(34%)	Payable silver ounces produced	1,275,065	1,793,571	(29%)
0.49	0.64	(23%)	Average gold grade (g/t)	0.52	0.64	(19%)
87.7	86.9	1%	Gold recovery (%)	88.8	86.4	3%
1,365	1,946	(30%)	Total gold ounces produced	2,933	3,823	(23%)
1,357	1,927	(30%)	Payable gold ounces produced	2,920	3,785	(23%)
731,596	1,094,801	(33%)	Silver equivalent ounces produced(1)	1,500,927	2,079,297	(28%)
10.82	8.14	33%	Cash costs per silver ounce(2)(3)	9.43	8.19	15%
13.87	10.31	34%	Total production costs per ounce(2)(4)	12.41	10.71	16%
20.11	13.40	50%	All in sustaining cost per ounce (2)(5)	16.46	12.35	33%
83.38	92.48	(10%)	Direct production costs per tonne(2)(6)	77.65	89.93	(14%)
11.19	9.14	22%	Silver co-product cash costs (7)	10.14	9.26	10%
872	667	31%	Gold co-product cash costs (7)	802	668	20%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.
(2)	The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS beginning on page 15.
(3)	Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.
(4)	Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 17.
(5)	All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 18.
(6)	Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 17.
(7)	Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 19.

Guanaceví has produced more than 26 million ounces of silver and over 63,000 ounces of gold since Endeavour acquired it in 2004. Although the historic mine was closed and the plant was struggling to process 100 tpd of old tailings in 2004, Guanaceví is now producing 1,200 tpd of high-grade ore. The Company has discovered five high-grade silver-gold ore bodies along a five kilometre length of the prolific Santa Cruz vein and developed four new mines, one of which is now mined out. The Guanaceví operation currently includes three underground silver-gold mines, a cyanidation leach plant, mining camp, and administration and housing facilities. Guanaceví provides steady employment for 550 people and engages 350 contractors.

7

Guanaceví Production Results

Three months ended June 30, 2016 (compared to the three months ended June 30, 2015)
Silver production at the Guanaceví mine during Q2, 2016 was 629,221 oz, a decrease of 34% compared to 958,581 oz in Q2, 2015, and gold production was 1,365 oz, a decrease of 30% compared to 1,946 oz in Q2, 2015. Plant throughput was 98,756 tonnes at average grades of 232 gpt silver and 0.49 gpt gold compared to 108,817 tonnes grading 325 gpt silver and 0.64 gpt gold in Q2, 2015. Metal production decreased due to lower throughput and ore grades. The lower ore grades were a result of mining lower grade material within the ore-bodies, while the prior year’s higher grades were due to the contribution of the higher grade Porvenir Cuatro ore-body, which resulted in higher silver and gold production in Q2, 2015. Throughput was lower due to mine development being behind plan. The Company changed the mining contractor in January and changed the operation manager in May. Management expects to attain the planned level of production in the second half of 2016.

Six months ended June 30, 2016 (compared to the six months ended June 30, 2015)
Silver production at the Guanaceví mine during 2016 was 1,280,952 oz, a decrease of 29% compared to 1,811,687 oz in 2015, and gold production was 2,933 oz, a decrease of 23% compared to 3,823 oz in 2015. Plant throughput was 197,532 tonnes at average grades of 241 gpt silver and 0.52 gpt gold compared to 214,923 tonnes grading 312 gpt silver and 0.64 gpt gold in 2015. Metal production decreased due to lower ore grades and throughput. The lower ore grades were a result of mining deeper within the ore-bodies where grades tend to be lower, while the prior year’s higher grades were due to the contribution of the higher grade Porvenir Cuatro ore-body, which resulted in higher silver and gold production in the first half of 2015. Throughput was lower due to mine development being slightly behind plan. The Company changed the mining contractor in January and changed the operation manager in May. Management expects to attain the planned level of production in the second half of 2016. In Q1, 2016, the ore stockpile built over the last six years was fully depleted resulting in 23,800 more tonnes processed than estimated in stockpile.

Guanaceví Operating Costs

Three months ended June 30, 2016 (compared to the three months ended June 30, 2015)
Direct production costs per-tonne decreased by 10% in Q2, 2016 compared to Q2, 2015 due primarily to the weaker Mexican peso and management’s continued focus on reducing costs. The lower direct costs per tonne were offset by lower ore grades resulting in higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which rose 33% to $10.82 per oz of payable silver compared to $8.14 per oz in Q2, 2015. The lower ore grades and higher development expenditures resulted in higher all-in-sustaining costs (also a non-IFRS measure) which increased 50% to $20.11 per oz.

Six months ended June 30, 2016 (compared to the six months ended June 30, 2015)
Direct production costs per-tonne decreased by 14% in 2016 compared to 2015 due primarily to processing more stockpile tonnes than previously estimated. After adjusting for the additional stockpile tonnes, the Company estimates direct costs per tonne to be approximately $82 per tonne. The lower adjusted direct costs compared to the prior year were due to the weaker peso and management’s continued focus on reducing costs. The lower direct costs per tonne were offset by lower ore grades resulting in slightly higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which increased 15% to $9.43 per oz of payable silver compared to $8.19 per oz in 2015. The lower ore grades and higher development expenditures resulted in higher all-in-sustaining costs (also a non-IFRS measure) which increased 33% to $16.46 per oz.

8

Bolañitos Operations

Production Results for the Three Months and Six Months Ended June 30, 2016 and 2015

Three Months Ended June 30			BOLAÑITOS	Six Months Ended June 30
2016	2015	% Change		2016	2015	% Change
136,322	106,148	28%	Ore tonnes processed	273,450	242,224	13%
80	131	(39%)	Average silver grade (g/t)	87	136	(36%)
79.0	84.2	(6%)	Silver recovery (%)	79.9	84.7	(6%)
276,885	376,305	(26%)	Total silver ounces produced	611,454	897,422	(32%)
265,810	361,311	(26%)	Payable silver ounces produced	586,996	859,704	(32%)
2.38	1.72	38%	Average gold grade (g/t)	2.35	2.05	15%
81.2	84.9	(4%)	Gold recovery (%)	81.9	84.0	(2%)
8,470	4,982	70%	Total gold ounces produced	16,919	13,403	26%
8,211	4,857	69%	Payable gold ounces produced	16,398	13,072	25%
912,135	725,045	26%	Silver equivalent ounces produced(1)	1,880,379	1,835,632	2%
(7.08)	4.82	(247%)	Cash costs per silver ounce(2)(3)	(6.60)	2.12	(411%)
(1.67)	11.16	(115%)	Total production costs per ounce(2)(4)	(1.12)	8.06	(114%)
(4.25)	13.80	(131%)	All in sustaining cost per ounce (2)(5)	(3.87)	9.13	(142%)
63.94	70.89	(10%)	Direct production costs per tonne(2)(6)	61.98	72.64	(15%)
9.30	10.18	(9%)	Silver co-product cash costs (7)	8.69	9.43	(8%)
725	742	(2%)	Gold co-product cash costs (7)	687	681	1%

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.
(2)	The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS beginning on page 15.
(3)	Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17
(4)	Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 17.
(5)	All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 18.
(6)	Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 17.
(7)	Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 19.

The Bolañitos mine encompasses three operating silver-gold mines and a flotation plant and is located 10 kilometres from the city of Guanajuato in the state of Guanajuato. Following Endeavour’s acquisition in 2007, cash costs of production were as high as $32 per oz and the operation was struggling to produce 300,000 ounces of silver per year. Following the execution of management’s business strategy, cash costs of production became negative due to economies of scale and the rising gold credits as production grew. Bolañitos’ processing plant was expanded in phases from 500 tpd in 2007 to 1,600 tpd in 2012. In 2013, additional mine output was processed at the El Cubo facilities allowing production to exceed plant capacity whereas, in 2014, production reverted to the 1,600 tpd Bolañitos plant capacity. In 2015, Bolañitos reduced mine output to 1,000 tpd as underground resources focused on the development of the LL- Asunción ore-body. Since acquisition, the Bolañitos operation has produced over 12 million ounces of silver and over 197,000 ounces of gold. Bolañitos provides steady employment for 350 people and engages 220 contractors.

9

Bolañitos Production Results

Three months ended June 30, 2016 (compared to the three months ended June 30, 2015)
Silver production at the Bolañitos mine was 276,885 oz during Q2, 2016, a decrease of 26% compared to 376,305 oz in Q2, 2015, and gold production was 8,470 oz compared to 4,982 oz in Q2, 2015. Plant throughput in Q2, 2016 was 136,322 tonnes at average grades of 80 gpt silver and 2.38 gpt gold, compared to 106,148 tonnes grading 131 gpt silver and 1.72 gpt gold in Q2, 2015. Silver production was down due to lower silver grades and recoveries, while gold production increased due to the higher gold grades. Bolañitos production came primarily from the LL-Asunción ore-body which has lower silver grades and higher gold grades compared to historical production from the Lucero ore-bodies. Mine development and exploration expenditures were halted in Q1, 2016 as further development of the LL-Asunción ore-body and Plateros discovery provided insufficient returns with 2015 gold and silverprices. The mine focused on extracting and processing the accessible ore to maximize cash flow during the quarter. Subsequent to quarter end, the Company revised its operating plan. See the 2016 Outlook section on page 25 for additional discussion.

Six months ended June 30, 2016 (compared to the six months ended June 30, 2015)
Silver production at the Bolañitos mine was 611,454 oz during 2016, a decrease of 32% compared to 897,422 oz in 2015, and gold production was 16,919 oz compared to 13,403 oz in 2015. Plant throughput in 2016 was 273,450 tonnes at average grades of 87 gpt silver and 2.35 gpt gold, compared to 242,224 tonnes grading 136 gpt silver and 2.05 gpt gold in 2015. Silver production was down due to lower silver grades and recoveries, while gold production increased due the higher gold grades. Bolañitos production came primarily from the LL-Asunción ore-body which has lower silver grades and higher gold grades compared to historical production from the Lucero ore-bodies. Bolañitos operated at its existing capacity of 1,600 tpd in the first quarter 2015, but gradually reduced to 1,000 tpd over the course of 2015. The mine halted development and exploration expenditures at the end of 2015 as further development of the LL-Asunción ore-body and Plateros discovery would have provided insufficient returns based on the 2015 closing metal prices. The mine focused on extracting and processing the accessible to ore to maximize cash flow during the quarter. Subsequent to quarter end, the Company revised its operating plan. See 2016 Outlook section on page 25 for additional discussion.

Bolañitos Operating Costs

Three months ended June 30, 2016 (compared to the three months ended June 30, 2015)
In Q2, 2016, direct production costs per tonne fell 10% to $63.94 per tonne due to the weaker Mexican peso, reduced contractor activity and management’s focus on reducing costs. The lower costs per tonne resulted in significantly lower cash costs per oz, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), falling to negative $7.08 per oz of payable silver compared to $4.82 per oz the same period in 2015. Similarly, all-in sustaining costs (also a non-IFRS measure) fell 131% to negative $4.25 per oz compared to $13.80 per oz in Q2, 2015, due to the lower costs per tonne and the suspension of development and exploration activities.

Six months ended June 30, 2016 (compared to the six months ended June 30, 2015)
In 2016, direct production costs per tonne fell 15% to $61.98 per tonne due to the weaker Mexican peso, reduced contractor activity and management’s focus on reducing costs. The lower costs per tonne resulted in significantly lower cash costs per oz, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), falling to negative $6.60 per oz of payable silver compared to $2.12 per oz over the same period in 2015. Similarly, all-in sustaining costs (also a non-IFRS measure) fell 142% to negative $3.87 per oz compared to $9.13 per oz in 2015, due to the lower costs per tonne and the suspension of development and exploration activities.

10

El Cubo Operations

Production Results for the Three Months and Six Months Ended June 30, 2016 and 2015

Three Months Ended June 30			EL CUBO	Six Months Ended June 30
2016	2015	% Change		2016	2015	% Change
142,120	156,780	(9%)	Ore tonnes processed	314,769	295,390	7%
156	112	39%	Average silver grade (g/t)	131	113	16%
90.6	83.4	9%	Silver recovery (%)	88.2	85.4	3%
645,745	470,683	37%	Total silver ounces produced	1,169,510	916,510	28%
619,915	451,619	37%	Payable silver ounces produced	1,122,730	878,575	28%
1.56	1.51	3%	Average gold grade (g/t)	1.46	1.48	(1%)
81.6	85.4	(5%)	Gold recovery (%)	79.6	85.5	(7%)
5,814	6,502	(11%)	Total gold ounces produced	11,757	12,012	(2%)
5,632	6,338	(11%)	Payable gold ounces produced	11,400	11,694	(3%)
1,081,795	925,823	17%	Silver equivalent ounces produced (1)	2,051,285	1,757,350	17%
5.21	12.59	(59%)	Cash costs per silver ounce(2)(3)	9.99	12.91	(23%)
6.97	23.55	(70%)	Total production costs per ounce(2)(4)	12.04	24.21	(50%)
7.20	26.56	(73%)	All in sustaining cost per ounce (2)(5)	12.09	26.50	(54%)
74.51	84.14	(11%)	Direct production costs per tonne(2)(6)	81.31	85.77	(5%)
9.64	13.96	(31%)	Silver co-product cash costs (7)	12.19	14.20	(14%)
751	1,018	(26%)	Gold co-product cash costs (7)	964	1,025	(6%)

(1)	Silver equivalents are calculated using a 70:1 ratio for 2015 and a 75:1 ratio for 2016.
(2)	The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS beginning on page 15.
(3)	Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.
(4)	Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 17.
(5)	All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 18.
(6)	Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 17
(7)	Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 19.

Endeavour’s third mine, El Cubo, was acquired in July 2012. El Cubo was a good fit with Endeavour's business strategy of buying and rejuvenating struggling old mines in historic mining districts. However, unlike Guanaceví and Bolañitos, which had low throughputs and no reserves, El Cubo offered the potential to quickly become a core asset for Endeavour, by already having throughput of 1,100 tpd output and a reasonable reserve/resource mine life. Located in the southeastern part of the historic Guanajuato mining district, the producing El Cubo silver and gold mine is only 15 kilometres from Endeavour’s Bolañitos project, and included many mine adits, ramps, and shafts, as well as a 400 tpd leach plant.. Since acquisition, the El Cubo operation has produced over 6 million ounces of silver and over 80,000 ounces of gold. El Cubo currently employs 590 people and engages 150 contractors.

11

El Cubo Production Results

Three months ended June 30, 2016 (compared to the three months ended June 30, 2015)
Silver production at the El Cubo mine was 645,745 ounces in Q2, 2016, an increase of 37% compared to 470,683 oz in Q2, 2015 and gold production was 5,814 oz in Q2, 2016, a decrease of 11% compared to 6,502 oz in Q2, 2015. Plant throughput in Q2, 2016 was 142,120 tonnes at average grades of 156 gpt silver and 1.56 gpt gold, compared to 156,780 tonnes grading 112 gpt silver and 1.51 gpt gold in Q2, 2015. The significantly higher silver grades and recoveries resulted in higher silver production. Gold grades were slightly higher, however lower gold recoveries and throughput resulted in lower gold production. The 2016 operational plan originally called for throughput gradually reducing over the year until the mine went on care and maintenance by year-end, with efforts focused on extracting and processing the accessible to ore to maximize cash flow over the year. Subsequent to quarter end, the Company revised its operating plan. See 2016 Outlook on page 25 for additional discussion.

Six months ended June 30, 2016 (compared to the six months ended June 30, 2015)
Silver production at the El Cubo mine was 1,169,510 ounces in 2016, an increase of 28% compared to 916,510 oz in 2015 and gold production was 11,757 oz in 2016, a decrease of 2% compared to 12,012 oz in 2015. Plant throughput in Q2, 2016 was 314,769 tonnes at average grades of 131 gpt silver and 1.46 gpt gold, compared to 295,390 tonnes grading 113 gpt silver and 1.48 gpt gold in 2015. The significantly higher silver grades and recoveries, combined with higher throughput resulted in higher silver production, while gold production was slightly lower due primarily to lower recoveries. The 2016 operational plan originally called for throughput gradually reducing over the year until the mine went on care and maintenance by year-end, with efforts focused on extracting and processing the accessible to ore to maximize cash flow over the year. Subsequent to quarter end, the Company revised its operating plan. See 2016 Outlook section on page 25 for additional discussion.

El Cubo Operating Costs

Three months ended June 30, 2016 (compared to the three months ended June 30, 2015)
The reduced use of contractors, the weaker peso and management efforts to reduce costs drove direct production costs per tonne lower by 11% compared to the same period in 2015. The lower costs per tonne and higher ore grades decreased cash costs net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) by 59% to $5.21 per oz of payable silver compared to $12.59 per oz in the same period in 2015. All-in sustaining costs decreased by 73% to $7.20 per oz compared to $26.56 per oz in Q2, 2015 due to the lower costs per tonne, higher ore grades and the suspension of exploration and developments activities.

Six months ended June 30, 2016 (compared to the three months ended June 30, 2015)
The reduced use of contractors, the weaker Mexican peso and management efforts to reduce costs, offset by development expensed in Q1, 2016 drove direct production costs per tonne lower by 5% compared to the same period in 2015. The lower costs per tonne and higher ore grades decreased cash costs net of by-product credits (a non-IFRS measure and a standard of the Silver Institute) by 23% to $9.99 per oz of payable silver compared to $12.91 per oz over the same period in 2015. All-in sustaining costs decreased by 54% to $12.09 per oz compared to $26.50 per oz in 2015 due to the lower costs per tonne, higher ore grades and the suspension of exploration and developments activities part way through the first quarter.

Exploration Results

In January, the Company guided exploration expenditures totaling $2.5 million on exploration drilling at Guanaceví and property holding costs in Mexico, with a contingent budget to invest an additional $7.0 million on additional exploration, engineering and land acquisition, primarily at Terronera, subject to financing. Endeavour’s cash and working capital positions grew substantially during the first half of 2016 (See the Liquidity and Capital Resources section on page 27) due to higher metal prices, stronger cash flows, and two “At-The-Market” equity offerings.

12

During the first half of 2016, the Company incurred expenditures of $2.9 million related to mapping, sampling, drilling and engineering. Of this amount $1.4 million was incurred at the Terronera project for drilling, mapping and engineering work. To date, mapping has extended the Terronera vein system over a seven square km area and identified nine additional veins in the northern half of the property. Sampling of the Terronera vein system confirmed that high-grade, low sulphidation epithermal silver-gold mineralization is present in many of the veins.

The remaining exploration expenditures were across the Company’s other properties including drilling at Guanaceví, and mapping and surveying at Guadalupe y Calvo and the Chilean properties.

On May 27, 2016, the Company issued 2,147,239 common shares to Canarc Resource Corp (“Canarc”), a related party of the Company, and assumed Canarc’s obligation to pay an aggregate of 165 troy ounces of gold to Marlin Gold Mining Ltd to acquire a 100% interest in Canarc’s wholly-owned subsidiary, Oro Silver Resources Ltd, which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”).

The 3,990 hectare El Compas project in Zacatecas, Mexico consists of 28 concessions fully permitted for mining with 22 concessions subject to a 1.5% net smelter return royalty and six concessions subject to a 3.0% net smelter return royalty.

Minera Oro Silver also holds a five year operating lease, renewable for an additional five years, on a 500 tpd ore processing plant located in Zacatecas, Mexico for a total annual lease cost of MXN 1,632,000 (approximately $90,000), adjusted annually for inflation. The plant is currently not operational and will require capital investment to restore to an operational state. Preliminary capital investment estimates are $4.0 million to $6.0 million to recommence operations at the plant.

In July, the Company approved the contingent budget, as well as additional expenditures for the newly acquired El Compas project, of which $6.7 million is budgeted for the second half of 2016. The Company now expects to spend $10.1 million on exploration this year including 29,400 metres of drilling, primarily at Terronera and secondarily at Guanaceví, El Cubo, El Compas and Guadalupe y Calvo. In addition to exploration work focused on growing the Company’s silver and gold resources, the budget includes acquisitions, engineering and permitting work pursuant to a pre-feasibility study for Terronera and a preliminary economic assessment for El Compas.

Consolidated Financial Results

Three months ended June 30, 2016 (compared to the three months ended June 30, 2015)
For the three-month period ended June 30, 2016, the Company’s mine operating earnings were $12.9 million (Q2, 2015: $6.8 million) on sales of $44.5 million (Q2, 2015: $47.7 million) with cost of sales of $31.6 million (Q2, 2015: $40.9 million).

The Q2, 2016 operating earnings were $7.8 million (Q2, 2015: $1.8 million) after exploration costs of $1.9 million (Q2, 2015: $2.5 million) and general and administrative costs of $3.2 million (Q2, 2015: $2.5 million).

Earnings before taxes in Q2, 2016 were $5.6 million (Q2, 2015: $1.0 million) after finance costs of $0.3 million (Q2, 2015: $0.4 million), a foreign exchange loss of $1.8 million (Q2, 2015: $0.7 million) and a loss in investment and other income and expenses of $0.1 million (Q2, 2015: investment and other income of $0.3 million. The Company realized net earnings for the period of $1.7 million (Q2, 2015: net loss of $1.0 million) after an income tax expense of $3.9 million (Q2, 2015: $2.0 million).

Sales of $44.5 million in Q2, 2016 represented a 7% decrease over the $47.7 million in sales for the same period in 2015. There was a 22% decrease in silver oz sold and a 1% increase in the realized silver price resulting in a 21% decrease in silver sales, and there was an 11% increase in gold oz sold and an 8% increase in the realized gold price resulting in a 20% increase in gold sales. During the period, the Company sold 1,493,790 oz silver and 15,364 oz gold, for realized prices of $16.54 and $1,289 per oz respectively, compared to sales of 1,912,595 oz silver and 13,797 oz gold, for realized prices of $16.34 and $1,191 per oz respectively, in the same period of 2015. The realized prices of silver and gold during the period were within 3% of the average silver and gold spot prices during the period of $16.81 per oz and $1,261 per oz, respectively, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization and forward contracts.

13

The Company decreased its finished goods silver inventory to 154,273 oz and decreased its finished goods gold inventory to 1,124 oz at June 30, 2016 compared to 156,299 oz silver and 1,504 oz gold at March 31, 2016. The cost allocated to these finished goods was $3.1 million, compared to $3.3 million at March 31, 2016. As of June 30, 2016, the finished goods inventory fair market value was $4.3 million compared to $4.3 million at March 31, 2016.

Cost of sales for Q2, 2016 was $31.6 million, a decrease of 23% over the cost of sales of $40.9 million for the same period of 2015. The 23% decrease in cost of sales was primarily due to cost reduction measures, the weakening of the Mexican peso against the US dollar and reduced depletion due to accounting impairments recorded in 2015 that reduced the carrying value of the El Cubo operation.

Exploration expenses decreased in Q2, 2016 to $1.9 million from $2.5 million in the same period of 2015 based on reduced exploration activity. General and administrative expenses increased to $3.2 million for the period compared to $2.5 million in the same period of 2015. As general and administrative expenses are largely incurred in Canadian dollars, the increased strength of the US dollar against the Canadian dollar was offset by an increase in the fair market value of directors’ deferred share units.

The Company recorded a foreign exchange loss of $1.8 million during the period compared to a loss of $0.7 million for the same period of 2015. The $1.8 million loss was primarily due to the strengthening of the US dollar against the Mexican peso during the period, which resulted in lower valuations on the Mexican peso cash and receivable amounts.

There was an income tax expense of $3.9 million during the period compared to an income tax expense of $2.0 million for the same period of 2015. The $3.9 million tax expense is comprised of $3.5 million in current income tax expense (Q2, 2015: $1.0 million) and $0.4 million in deferred income tax expense (Q2, 2015 $1.0 million). The lower operating costs positively impacted the profitability of the operations increasing both the income tax expense and special mining duty compared to the same period in the prior year.

Six months ended June 30, 2016 (compared to the six months ended June 30, 2015)

For the six-month period ended June 30, 2016, the Company’s mine operating earnings were $19.2 million (Q2, 2015: $15.9 million) on sales of $86.0 million (Q2, 2015: $98.8 million) with cost of sales of $66.8 million (Q2, 2015: $82.9 million).

Operating earnings were $10.9 million (Q2, 2015: $7.9 million) after exploration costs of $3.1 million (Q2, 2015: $3.6 million) and general and administrative costs of $5.2 million (Q2, 2015: $4.4 million).

Earnings before taxes in Q2, 2016 were $8.8 million (Q2, 2015: $6.6 million) after finance costs of $0.6 million (Q2, 2015: $0.7 million), a foreign exchange loss of $1.3 million (Q2, 2015: $1.3 million) and investment and other expenses of $0.2 million (Q2, 2015: investment and other income of $0.7 million). The Company realized net earnings for the period of $3.5 million (Q2, 2015: $0.4 million) after an income tax expense of $5.3 million (Q2, 2015: $6.2 million).

Sales of $86.0 million in the first half of 2016 represented a 13% decrease over the $98.8 million for the same period in 2015. There was a 20% decrease in silver ounces sold and a 5% decrease in the realized silver price resulting in a 25% decrease in silver sales, and there was a 3% increase in gold ounces sold and a 4% increase in realized gold prices resulting in an 8% increase in gold sales. During the period, the Company sold 3,005,109 oz silver and 30,619 oz gold, for realized prices of $15.86 and $1,254 per oz respectively, compared to sales of 3,774,570 oz silver and 29,596 oz gold, for realized prices of $16.72 and $1,207 per oz respectively, in the same period of 2015. The realized prices of silver and gold during the period were within 3% of the average silver and gold spot prices during the period of $15.86 per oz and $1,254 per oz, respectively, with differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization and forward contracts.

The Company decreased its finished goods silver inventory to 154,273 oz and increased its finished goods gold inventory to 1,124 oz at June 30, 2016 compared to 194,496 oz silver and 1,285 oz gold at December 31, 2015. The cost allocated to these finished goods was $3.1 million, compared to $3.4 million at December 31, 2015. As of June 30, 2016, the finished goods inventory fair value was $4.3 million compared to the fair value of $4.1 million at December 31, 2015.

14

Cost of sales for the first half of 2016 was $66.8 million, a decrease of 19% over the cost of sales of $82.9 million for the same period of 2015. The 19% decrease in cost of sales was primarily due to cost reduction measures, the weakening of the Mexican peso against the US dollar and reduced depletion due to accounting impairments recorded in 2015 that reduced the carrying value of the El Cubo and Bolañitos operation.

Exploration expenses decreased in 2016 to $3.1 million from $3.6 million in the same period of 2015 based on the timing of the exploration activities and the reduction of exploration activities. General and administrative expenses increased to $5.2 million for the period compared to $4.4 million in the same period of 2015. As general and administrative expenses are largely incurred in Canadian dollars, the increased strength of the US dollar against the Canadian dollar was offset by an increase in the fair market value of director’s deferred share units.

The Company experienced a foreign exchange loss of $1.3 million during the period compared to a loss of $1.3 million for the same period of 2015. The $1.3 million loss was primarily due to the strengthening of the US dollar against the Canadian dollar and Mexican peso during the period, which resulted in lower valuations on the Canadian dollar and Mexican peso cash and receivable amounts.

There was an income tax expense of $5.3 million during the period compared to an income tax expense of $6.2 million for the same period of 2015. The $5.3 million tax expense was comprised of $4.9 million in current income tax expense (Q2, 2015: $4.1 million) and $0.4 million in deferred income tax expense (Q2, 2015: $2.1 million deferred income tax recovery). The increase in the current income tax expense was primarily due to the impact of the lower operating costs for the Company. In 2015, the Company recognized a $2.1 million deferred income tax expense as a result of the falling Mexican peso, where as in 2016 the peso closed flat not impacting the deferred income taxes.

Non-IFRS Measures

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Mine operating earnings	$12,885	$6,836	$19,163	$15,901
Share-based compensation	230	167	286	240
Amortization and depletion	4,144	9,382	9,298	19,836
Mine operating cash flow before taxes	$17,259	$16,385	$28,747	$35,977

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital (“WC”) adjustments is calculated as operating cash flow minus working capital adjustment. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the

Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Cash from (used in) operating activities	$10,186	$19,064	$7,357	$23,349
Net changes in non-cash working capital	828	8,078	(9,496)	(1,441)
Operating cash flow before working capital adjustments	$9,358	$10,986	$16,853	$24,790

15

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Operating cash flow before working capital adjustments	$9,358	$10,986	$16,853	$24,790
Weighted average shares outstanding	113,236,504	101,976,901	108,941,454	101,976,901
Operating cash flow before WC changes per share	$0.08	$0.11	$0.15	$0.24

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Amortization and depletion

Adjusted EBITDA excluded the following additional items from EBITA

•	Share based compensation;

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Net earnings (loss) for the period	$1,699	($974)	$3,528	$383
Amortization and depletion – cost of sales	4,144	9,382	9,298	19,836
Amortization and depletion – exploration	13	20	31	45
Amortization and depletion – general & admin	54	55	104	94
Finance costs	294	354	581	667
Current income tax expense	3,480	954	4,891	4,130
Deferred income tax expense (recovery)	459	1,075	356	2,078
Earnings before interest, taxes, depletion and amortization	$10,143	$10,866	$18,789	$27,233
Share based compensation	1,404	1,114	1,861	1,594
Adjusted earnings before interest, taxes depletion and amortization	$11,547	$11,980	$20,650	$28,827

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

16

Expressed in thousands US dollars	Three Months Ended June 30, 2016				Three Months Ended June 30, 2015
	Guanacevi Bolanitos		El Cubo	Total	Guanacevi Bolanitos		El Cubo	Total
Direct production costs	$7,527	$8,329	$11,119	$26,975	$11,143	$7,773	$12,175	$31,091
Royalties	115	75	86	276	124	60	59	243
Special mining duty (1)	22	507	-	529	585	113	-	698
Opening finished goods	(1,330)	(537)	(1,010)	(2,877)	(3,295)	(555)	(720)	(4,570)
Closing finished goods	1,900	342	395	2,637	1,506	134	1,677	3,317
Direct production costs	8,234	8,716	10,590	27,540	10,063	7,525	13,191	30,779
By-product gold sales	(1,411)	(10,769)	(7,623	(19,803)	(3,140)	(6,300)	(7,010)	(16,450)
Opening gold inventory fair market value	233	1,022	606	1,861	1,273	606	501	2,380
Closing gold inventory fair market value	(292)	(852	(341)	(1,485)	(467)	(90)	(994)	(1,551)
Cash costs net of by-product	6,764	(1,883)	3,232	8,113	7,729	1,741	5,688	15,158
Amortization and depletion	1,708	1,390	1,046	4,144	2,516	2,374	4,593	9,483
Stock-based compensation	77	77	76	230	55	56	55	166
Opening finished goods depletion	(217)	(86	(84)	(387)	(868)	(187)	(238)	(1,293)
Closing finished goods depletion	341	57	50	448	356	50	536	942
Total production costs	$8,673	($445)	$4,320	$12,548	$9,788	$4,034	$10,634	$24,456

Throughput tonnes	98,756	136,322	142,120	377,198	108,817	106,148	156,780	371,745
Payable silver ounces	625,384	265,810	619,915	1,511,109	948,996	361,311	451,619	1,761,926

Cash costs per ounce	$10.82	($7.08)	$5.21	$5.37	$8.14	$4.82	$12.59	$8.60
Total production costs per oz	$13.87	($1.67)	$6.97	$8.30	$10.31	$11.16	$23.55	$13.88
Direct production costs per tonne	$83.38	$63.94	$74.51	$73.01	$92.48	$70.89	$84.14	$82.80

Expressed in thousands US dollars	Six Months Ended June 30, 2016				Six Months Ended June 30, 2015
	Guanacevi Bolanitos		El Cubo	Total	Guanacevi Bolanitos		El Cubo	Total
Direct production costs	$14,341	$16,629	$25,849	$56,819	$20,651	$17,135	$24,574	$62,360
Royalties	195	141	149	485	226	139	126	491
Special mining duty (1)	200	455	-	655	979	628	-	1,607
Opening finished goods	(1,298)	(619)	(798)	(2,715)	(4,033)	(441)	(1,042)	(5,516)
Closing finished goods	1,900	342	395	2,637	1,506	134	1,677	3,317
Direct production costs	15,338	16,948	25,595	57,881	19,329	17,595	25,335	62,259
By-product gold sales	(3,363)	(20,442)	(14,599)	(38,404)	(5,442)	(16,405)	(13,866)	(35,713)
Opening gold inventory fair market value	337	471	557	1,365	1,262	726	865	2,853
Closing gold inventory fair market value	(292)	(852)	(341)	(1,485)	(467)	(90)	(994)	(1,551)
Cash costs net of by-product	12,020	(3,875)	11,212	19,357	14,682	1,826	11,340	27,848
Amortization and depletion	3,575	3,325	2,398	9,298	4,729	5,092	10,016	19,837
Stock-based compensation	96	95	95	286	80	80	80	240
Opening finished goods depletion	(203)	(261)	(242)	(706)	(635)	(115)	(698)	(1,448)
Closing finished goods depletion	341	57	50	448	356	50	536	942
Total production costs	$15,829	($659)	$13,513	$28,683	$19,212	$6,933	$21,274	$47,419

Throughput tonnes	197,532	273,450	314,769	785,751	214,923	242,224	295,390	752,537
Payable silver ounces	1,275,065	586,996	1,122,730	2,984,791	1,793,571	859,704	878,575	3,531,850

Cash costs per ounce	$9.43	($6.60)	$9.99	$6.49	$8.19	$2.12	$12.91	$7.88
Total production costs per oz	$12.41	($1.12)	$12.04	$9.61	$10.71	$8.06	$24.21	$13.43
Direct production costs per tonne	$77.65	$61.98	$81.31	$73.66	$89.93	$72.64	$85.77	$82.73

(1) Special mining duty is an EBITDA royalty tax in Mexico presented as a current income tax in accordance with IFRS.

17

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended June 30, 2016				Three Months Ended June 30, 2015
	Guanacevi Bolanitos		El Cubo	Total	Guanacevi Bolanitos		El Cubo	Total
Cash costs net of by-product	$6,764	($1,883)	$3,231	$8,112	$7,729	$1,741	$5,688	$15,158
Operations stock based compensation	77	77	76	230	55	56	56	167
Corporate general and administrative	865	374	837	2,076	897	355	428	1,680
Corporate stock based compensation	433	194	398	1,025	437	190	211	839
Reclamation - amortization/accretion	7	4	10	21	5	3	19	27
Mine site expensed exploration	409	42	39	490	416	529	699	1,644
Capital expenditures sustaining	4,024	62	(127)	3,959	3,183	2,111	4,894	10,188
All In Sustaining Costs	$12,579	($1,130)	$4,464	$15,913	$12,722	$4,985	$11,996	$29,703
Growth exploration				1,382				815
Growth capital expenditures				70				51
All In Costs				$17,365				$30,569

Throughput tonnes	98,756	136,322	142,120	377,198	108,817	106,148	156,780	371,745
Payable silver ounces	625,384	265,810	619,915	1,511,109	948,996	361,311	451,619	1,761,926

Sustaining cost per ounce	$20.11	($4.25)	$7.20	$10.53	$13.40	$13.80	$26.56	$16.86
All In costs per ounce				$11.49				$17.35

Expressed in thousands US dollars	Six Months Ended June 30, 2016				Six Months Ended June 30, 2015
	Guanacevi Bolanitos		El Cubo	Total	Guanacevi Bolanitos		El Cubo	Total
Cash costs net of by-product	$12,020	($3,875)	$11,212	$19,357	$14,682	$1,826	$11,340	$27,848
Operations stock based compensation	96	95	95	286	80	80	80	240
Corporate general and administrative	1,577	726	1,388	3,691	1,575	755	771	3,101
Corporate stock based compensation	593	273	522	1,388	613	294	300	1,208
Reclamation - amortization/accretion	14	8	20	42	10	6	37	53
Mine site expensed exploration	433	139	327	899	586	770	894	2,250
Capital expenditures sustaining	6,260	364	6	6,630	4,603	4,118	9,861	18,582
All In Sustaining Costs	$20,993	($2,270)	$13,570	$32,293	$22,149	$7,849	$23,284	$53,282
Growth exploration				2,117				1,258
Growth capital expenditures				486				243
All In Costs				$34,896				$54,783

Throughput tonnes	197,532	273,450	314,769	785,751	214,923	242,224	295,390	752,537
Payable silver ounces	1,275,065	586,996	1,122,730	2,984,791	1,793,571	859,704	878,575	3,531,850

Sustaining cost per ounce	$16.46	($3.87)	$12.09	$10.82	$12.35	$9.13	$26.50	$15.09
All In costs per ounce				$11.69				$15.51

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

18

	Guanacevi Bolanitos		El Cubo	Total	Guanacevi Bolanitos		El Cubo	Total
Direct production costs	$7,527	$8,329	$11,119	$26,975	$11,143	$7,773	$12,175	$31,091
Royalties	115	75	86	276	124	60	59	243
Special mining duty (1)	22	507	-	529	585	113	-	698
Opening finished goods	(1,330)	(537)	(1,010)	(2,877)	(3,295)	(555)	(720)	(4,570)
Closing finished goods	1,900	342	395	2,637	1,506	134	1,677	3,317
Direct production costs	8,234	8,716	10,590	27,540	10,063	7,525	13,191	30,779

Silver production	629,221	276,885	645,745	1,551,851	958,581	376,305	470,683	1,805,569
Average realized silver price	16.54	16.54	16.54	16.54	16.34	16.34	16.34	16.34
Silver value	10,407,315	4,579,678	10,680,622	25,667,616	15,663,214	6,148,824	7,690,960	29,502,997

Gold production	1,365	8,470	5,814	15,649	1,946	4,982	6,502	13,430
Average realized gold price	1,289	1,289	1,289	1,289	1,191	1,191	1,191	1,191
Gold value	1,759,485	10,917,830	7,494,246	20,171,561	2,317,686	5,933,562	7,743,882	15,995,130

Total metal value	12,166,800	15,497,508	18,174,868	45,839,177	17,980,900	12,082,386	15,434,842	45,498,127
Pro-rated silver costs	86%	30%	59%	56%	87%	51%	50%	65%
Pro-rated gold costs	14%	70%	41%	44%	13%	49%	50%	35%

Silver co-product cash costs	$11.19	$9.30	$9.64	$9.94	$9.14	$10.18	$13.96	$11.05
Gold co-product cash costs	$872	$725	$751	$774	$667	$742	$1,018	$806

Expressed in thousands US dollars	Six Months Ended June 30, 2016					Six Months Ended June 30, 2015
	Guanacevi Bolanitos		El Cubo	Total	Guanacevi Bolanitos		El Cubo	Total
Direct production costs	$14,341	$16,629	$25,849	$56,819	$20,651	$17,135	$24,574	$62,360
Royalties	195	141	149	485	226	139	126	491
Special mining duty (1)	200	455	-	655	979	628	-	1,607
Opening finished goods	(1,298)	(619)	(798)	(2,715)	(4,033)	(441)	(1,042)	(5,516)
Finished goods NRV adjustment	-	-	-	-	-	-	-	-
Closing finished goods	1,900	342	395	2,637	1,506	134	1,677	3,317
Direct production costs	15,338	16,948	25,595	57,881	19,329	17,595	25,335	62,259

Silver production	1,280,952	611,454	1,169,510	3,061,916	1,811,687	897,422	916,510	3,625,619
Average realized silver price (2)	15.86	15.86	15.86	15.86	16.72	16.72	16.72	16.72
Silver value	20,315,899	9,697,660	18,548,429	48,561,988	30,291,407	15,004,896	15,324,047	60,620,350

Gold production	2,933	16,919	11,757	31,609	3,823	13,403	12,012	29,238
Average realized gold price (2)	1,254	1,254	1,254	1,254	1,207	1,207	1,207	1,207
Gold value	3,677,982	21,216,426	14,743,278	39,637,686	4,614,361	16,177,421	14,498,484	35,290,266

Total metal value	23,993,881	30,914,086	33,291,707	88,199,674	34,905,768	31,182,317	29,822,531	95,910,616
Pro-rated silver costs	85%	31%	56%	55%	87%	48%	51%	63%
Pro-rated gold costs	15%	69%	44%	45%	13%	52%	49%	37%

Silver co-product cash costs	$10.14	$8.69	$12.19	$10.41	$9.26	$9.43	$14.20	$10.85
Gold co-product cash costs	$802	$687	$964	$823	$668	$681	$1,025	$784

(1) Special mining duty is an EBITDA royalty tax in Mexico presented as a current income tax in accordance with IFRS.

(2) The average realized silver and gold prices for the period ended March 31, 2015 include an immaterial reallocation resulting in an immaterial change in silver and gold co-product costs from the prior period’s disclosure.

19

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

(tables in thousands of US dollars except per share amounts)

	2016		2015				2014
Quarterly Results	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$44,510	$41,541	$41,991	$42,737	$47,719	$51,109	$48,677	$40,477
Direct cost	26,975	29,844	32,033	30,447	31,091	31,269	34,400	28,840
Royalties	276	209	237	304	243	248	359	175
Mine operating cash flow	17,259	11,488	9,721	11,986	16,385	19,592	13,918	11,462
Share-based compensation	230	56	83	109	167	73	110	140
Amortization and depletion	4,144	5,154	10,674	9,768	9,382	10,454	11,144	14,386
Write down on inventory	-	-	234	-	-	-	363	527
Mine operating earnings (loss)	$12,885	$6,278	($1,270)	$2,109	$6,836	$9,065	$2,301	($3,591)

Net earnings (loss)	$1,699	$1,829	(136,245)	(14,079)	($974)	$1,357	($66,895)	($11,386)
Impairment charge, net of tax	-	-	134,000	-	-	-	55,858	-
Write down of marketable securities	-	-	-	4,785	-	-
Adjusted earnings (loss)	$1,699	$1,829	(2,245)	(9,294)	($974)	$1,357	($11,037)	($11,386)

Basic earnings (loss) per share	$0.01	$0.02	($1.33)	($0.14)	($0.01)	$0.01	($0.67)	($0.11)
Diluted earnings (loss) per share	$0.01	$0.02	($1.33)	($0.14)	($0.01)	$0.01	($0.67)	($0.11)
Weighted shares outstanding	113,236,504	104,646,404	102,054,670	101,976,901	101,976,901	101,976,901	101,881,133	101,527,951

Net earnings (loss)	$1,699	$1,829	($136,245)	($14,079)	($974)	$1,357	($66,895)	($11,386)
Amortization and depletion	4,211	5,222	10,775	9,849	9,457	10,518	11,257	14,471
Finance costs	294	287	331	370	354	313	321	359
Current income tax	3,480	1,411	628	2,095	954	3,176	14,865	(171)
Deferred income tax	459	(103)	(4,014)	3,110	1,075	1,003	(34,870)	(1,039)
Impairment charges	-	-	134,000	-	-	-	83,000	-
EBITDA	$10,143	$8,646	$5,475	$1,345	$10,866	$16,367	$7,678	$2,234

20

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2016		2015				2014
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Processed tonnes	377,198	408,553	408,092	404,878	371,745	380,792	374,212	344,393
Guanaceví	98,756	98,776	105,039	111,469	108,817	106,106	102,375	105,241
Bolañitos	136,322	137,128	103,878	109,124	106,148	136,076	145,408	137,683
El Cubo	142,120	172,649	199,175	184,285	156,780	138,610	126,429	101,469
Silver ounces	1,551,851	1,510,065	1,732,765	1,820,282	1,805,569	1,820,050	2,009,172	1,634,294
Guanaceví	629,221	651,731	761,769	867,292	958,581	853,106	1,024,762	761,272
Bolañitos	276,885	334,569	251,363	300,988	376,305	521,117	611,271	588,159
El Cubo	645,745	523,765	719,633	652,002	470,683	445,827	373,139	284,863
Silver grade	148	137	156	163	180	174	191	175
Guanaceví	232	249	269	285	325	300	358	278
Bolañitos	80	94	90	105	131	139	148	149
El Cubo	156	108	131	124	112	113	106	102
Silver recovery	86.2	83.7	84.6	85.7	84.0	85.2	87.3	84.5
Guanaceví	85.4	82.4	83.9	84.9	84.3	83.4	87.0	81.0
Bolañitos	79.0	80.7	83.6	81.7	84.2	85.7	88.3	89.2
El Cubo	90.6	87.4	85.8	88.7	83.4	88.5	86.6	85.6
Gold ounces	15,649	15,960	15,433	15,319	13,430	15,808	15,127	14,118
Guanaceví	1,365	1,568	1,775	1,792	1,946	1,877	2,085	1,627
Bolañitos	8,470	8,449	5,166	5,397	4,982	8,421	7,900	8,588
El Cubo	5,814	5,943	8,492	8,130	6,502	5,510	5,142	3,903
Gold grade	1.58	1.50	1.40	1.39	1.32	1.53	1.49	1.48
Guanaceví	0.49	0.56	0.61	0.58	0.64	0.63	0.70	0.59
Bolañitos	2.38	2.33	1.88	1.95	1.72	2.30	2.03	2.20
El Cubo	1.56	1.38	1.57	1.54	1.51	1.46	1.51	1.42
Gold recovery	81.9	81.0	83.9	84.9	85.4	84.5	84.4	86.3
Guanaceví	87.7	88.5	86.2	86.2	86.9	87.3	90.1	82.1
Bolañitos	81.2	82.2	82.3	78.9	84.9	83.7	83.2	88.2
El Cubo	81.6	77.6	84.5	89.1	85.4	84.7	83.8	84.3
Cash costs per oz	$5.37	$7.63	$9.76	$8.11	$8.60	$7.17	$8.33	$10.70
Guanaceví	$10.82	$8.09	$10.57	$7.98	$8.14	$8.23	$7.28	$11.99
Bolañitos	($7.08)	($6.20)	$8.09	$7.68	$4.82	$0.17	$5.64	$2.93
El Cubo	$5.21	$15.87	$9.45	$8.48	$12.59	$13.24	$15.73	$23.10
Total cost per oz(1)	$8.30	$10.95	$16.11	$13.57	$13.88	$12.97	$14.36	$19.86
Guanaceví	$13.87	$11.01	$13.06	$10.15	$10.31	$11.16	$8.77	$13.22
Bolañitos	($1.67)	($0.67)	$17.94	$15.55	$11.16	$5.81	$12.74	$18.36
El Cubo	$6.97	$18.29	$18.80	$17.36	$23.55	$24.92	$33.02	$41.38
AISC per oz	$10.53	$11.12	$17.33	$15.05	$16.86	$13.32	$15.37	$20.18
Guanaceví	$20.11	$12.95	$14.67	$12.76	$13.41	$11.16	$11.89	$16.62
Bolañitos	($4.25)	($3.55)	$18.15	$14.40	$13.80	$5.74	$9.44	$11.75
El Cubo	$7.20	$18.11	$19.96	$18.48	$26.56	$26.44	$35.05	$47.46
Costs per tonne	$73.01	$74.26	$80.39	$75.07	$82.80	$82.67	$89.63	$99.02
Guanaceví	$83.38	$71.92	$93.59	$79.15	$92.48	$87.34	$96.91	$105.23
Bolañitos	$63.94	$60.03	$72.31	$70.17	$70.89	$74.00	$83.58	$87.98
El Cubo	$74.51	$86.91	$77.65	$75.50	$84.14	$87.61	$90.70	$107.56

(1) Total Production Cost per ounce

21

Key Economic Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold. During 2016, the average price of silver was $15.67 per ounce, with silver trading between a range of $13.58 and $18.36 per ounce based on the London Fix silver price. This compares to an average of $16.55 per ounce during first half of 2015, with a low of $15.47 and a high of $18.23 per ounce. During the first half of 2016, the Company realized an average price of $15.86 per silver ounce compared with $16.72 for the corresponding period in 2015.

During the first half of 2016, the average price of gold was $1,222 per ounce, with gold trading between a range of $1,077 and $1,324 per ounce based on the London Fix PM gold price. This compares to an average of $1,206 per ounce during the first half of 2015, with a low of $1,147 and a high of $1,295 per ounce. During 2016, the Company realized an average price of $1,254 per ounce compared with $1,207 for the corresponding period in 2015.

During 2015, the average price of silver was $15.68 per ounce, with silver trading between a range of $13.71 and $18.23 per ounce based on the London Fix silver price. This compares to an average of $19.08 per ounce during 2014, with a low of $15.28 and a high of $22.05 per ounce. During 2015, the Company realized an average price of $15.79 per ounce compared with $18.76 for 2014.

During 2015, the average price of gold was $1,159 per ounce, with gold trading between a range of $1,049 and $1,296 per ounce based on the London Fix PM gold price. This compares to an average of $1,266 per ounce during 2014, with a low of $1,142 and a high of $1,385 per ounce. During 2015, the Company realized an average price of $1,148 per ounce compared with $1,273 for 2014.

The major influences on precious metals prices from Q2, 2014 to January 2016 included weaker investment demand, selling from precious metal exchange traded funds, as well as strong US equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, precious metal prices were also affected by an expectation of improving economic conditions, which led to the reduction of the US Federal Reserve’s quantitative easing program in 2014 and the anticipation of rising borrowing rates over the past two years. Since February 2016, supply concerns, prevailing low to negative interest rates and uncertainty in the Eurozone since the Brexit vote led to renewed investment demand in precious metals.

22

Currency Fluctuations

The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the US dollar strengthens, these currencies weaken, and as the US dollar weakens, these currencies strengthen.

During the first half of 2016 the Mexican peso continued to depreciate with significant volatility against the US dollar. During 2016, the average foreign exchange rate was $18.06 Mexican pesos per US dollar, with the peso trading within a range of $17.17 to $19.09. This compares to an average of $15.13 during the first half of 2015, with a range of $14.52 to $15.71 Mexican pesos per U.S. dollar.

During 2015, the Mexican peso continued to depreciate against the US dollar with volatility increasing late in the year. The average foreign exchange rate was $15.86 Mexican Pesos per US dollar, with the peso trading within a range of $14.52 and $17.39. This compared to an average of $13.30 during 2014, with a range of $12.84 and $14.78 Mexican peso per US dollar.

During the first half of 2016, the Canadian dollar initially depreciate relative to the US dollar, however appreciated until the middle of the second quarter. During 2016, the average foreign exchange rate was $1.3308 Canadian dollar per US dollar, with the Canadian dollar trading within a range of $1.2533 and $1.4602. This compares to an average of $1.234 during the first half of 2015, within a range of $1.160 and $1.278 Canadian dollar per U.S. dollar.

During 2015, the Canadian dollar depreciated relative to the US dollar. During 2015, the average foreign exchange rate was $1.2774 Canadian dollar per US dollar, with the Canadian dollar trading within a range of $1.1599 and $1.3955. This compares to an average of $1.1041 during 2014, with a range of $1.0627 and $1.1643 US dollar per Canadian dollar.

23

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of Endeavour’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, while increasing performance and without compromising operational integrity. Over the past eight quarters, the Company has benefitted from its continuous improvement programs, a depreciating Mexican peso, reduction of contractors and a decrease in cost pressures as metal prices fell.

24

2016 Outlook

Production
In January, the Company publicly guided silver production of 4.9 to 5.3 million oz and gold production of 40,000 to 43,000 oz for fiscal 2016. The projected decrease in production compared to 2015 was due to the Company’s focus on minimizing all-in sustaining costs and improving after-tax free cash flow rather than maintaining metal output. Since January, rising precious metal prices, stronger cash flows and two successful equity offerings prompted the Company to revises its capital and exploration budgets in the second half of 2016 and as well as its production guidance. Management now expects silver production of 5.5 to 6.0 million oz and gold production of 49,000 to 54,000 oz in fiscal 2016.

At Guanaceví, throughput of 1,085 tonnes per day in the first half of 2016 lagged behind plan as a new mining contractor focused on mine development in order to provide better stope access for the second half of 2016. In July, management announced production would likely meet the low end of the range of the January 2016 production guidance and revised its production range lower to 2.9 to 3.1 million oz of silver and and 6,000 to 7,000 oz of gold. Production in the second half is expected to average plant capacity of 1,200 tpd primarily from the Santa Cruz, Porvenir Norte, and Porvenir Centro deposits.

At Bolañitos, throughput averaging 1,502 tpd in the first half of 2016 exceeded plan as mining at LL- Asunción uncovered new extensions of the orebody beyond the resource blocks and also in and around historic mine workings. Management has revised the 2016 production guidance higher to 0.9 million to 1 million oz silver and 24,000 to 26,000 oz gold, with throughput still expected to decline to 800 tpd in H2, 2016 as originally guided.

At El Cubo, throughput was above plan in the first half of 2016 at 1,730 tpd as management elected to continue ore development sufficient to sustain 1,500 tpd in Q2, 2016 and 1,000 tpd in H2, 2016 given the rising precious metal prices. In July the Company made a decision not to ramp down production to care and maintenance by year-end as previously guided, and various operating plans are under evaluation for production to return to 1,500 tpd with additional mine development. Management has revised the 2016 production guidance higher to 1.7 million to 1.9 million silver ounces and 19,000-21,000 gold ounces.

Revised 2016 Production Guidance

Mine Production	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
Guanaceví	2.9-3.1	6.0-7.0	3.4-3.7	1,100-1,300
Bolañitos	0.9-1.0	24.0-26.0	2.6-2.8	800-1,500
El Cubo	1.7-1.9	19.0-21.0	3.0-3.3	1,000-2,000
Total	5.5-6.0	49.0-54.0	9.0-9.8	2,900-4,800

Operating Costs
Consolidated cash costs of production, net of gold by-product credits, was guided to be $8-9 per oz of silver in 2016, slightly higher than the 2015 cash costs due to the lower value of the gold credit assumption. Consolidated cash costs on a co-product basis are anticipated to be $10.50 -$11.50 per oz silver and $800-$850 per oz gold. Cash costs have been lower than the expected due to higher gold prices, while cash costs have aligned on a co-product basis. Management expects costs on a per ounce basis to be slightly higher in the second half of the year.

All-in sustaining cost (AISC) of production, net of gold by-product credits, in accordance with the World Gold Council standard, was guided to be $12-13 per oz of silver in 2016, substantially lower than our estimated 2015 AISC due to the lower Mexican peso to U.S. dollar exchange rate and lower sustaining capital and exploration investments. When non-cash items such as stock based compensation are excluded, AISC, net of gold by-product credits, is forecast in the $11.50 -$12.50 range. The higher gold credit resulted in lower AISC for the first half of the year. Management expects AISC to increase in the second half of the year with the increase in mine development and exploration expenditures.

Direct operating costs were guided to be in the $77-81 per tonne range for the year. The direct operating costs were expected to be higher in the second half of the year therefore should align to the lower part of management guidance for the year.

25

Capital Investments
In January, the Company guided capital expenditures totaling $11.3 million in 2016, primarily for mine development at Guanaceví, in order to access reserves for mining and replace reserves by converting measured and indicated resources. A contingent budget was also prepared to invest $4.5 million on additional mine development at Guanaceví, subject to financing plus small capital investments at Bolañitos and El Cubo subject to higher metal prices. Endeavour has therefore revised its 2016 capital investment guidance as follows:

	Original Capital	Updated Capital
Guanaceví	$11.3 million	$14.1 million
Bolañitos	-	$1.7 million
El Cubo	-	$1.6 million
Total	$11.3 million	$17.4 million

At Bolañitos, the Company plans a $1.7 million capital investment in H2, 2016 to develop the Plateros orebody located 50 metres from the existing LL-Ascuncion mine workings. The development will access an indicated resource of over 130,000 tonnes grading 116 g/t silver and 1.61 g/t gold, still open at depth. Underground drilling is planned to continue exploring the mineralized zone once underground access is available.

At El Cubo, the Company will invest $1.6 million in H2, 2016 to extend the V- Asunción ramp an additional 1.6 km in order to access an indicated resource of more than 300,000 tonnes grading 141 g/t silver and 1.55 g/t gold. The V- Asunción orebody extends well south of the current mine plan but further evaluation work is needed before Endeavour can commit to any additional development.

Exploration Expenditures
In January, the Company guided exploration expenditures totaling $2.5 million on exploration drilling at Guanaceví and property holding costs in Mexico, with a contingent budget to invest an additional $7.0 million on additional exploration, engineering and land acquisition, primarily at Terronera, subject to financing. Endeavour’s cash and working capital positions grew substantially during the first half of 2016 due to higher metal prices, stronger cash flows, and the “At-The-Market” equity offerings.

In July, the Company approved the contingent budget, as well as additional expenditures for the newly acquired El Compas project, of which $6.7 million is budgeted for the second half of 2016. The Company now expects to spend $10.1 million on exploration this year including 29,400 metres of drilling, primarily at Terronera and secondarily at Guanaceví, El Cubo, El Compas and Guadalupe y Calvo. In addition to exploration work focused on growing the Company’s silver and gold resources, the budget includes acquisitions, engineering and permitting work pursuant to a pre-feasibility study for Terronera and a preliminary economic assessment for El Compas.

Project	H2 2016 Activity	Drill Meters	Expenditures (millions)
Terronera	PFS, Drilling, Permitting	9,000	$3.4
Guanaceví	Drilling	6,400	$1.3
El Compas	PEA, Drilling, Infrastructure	3,000	$2.0
Guadalupe	Drilling	3,000	$0.6
El Cubo	Drilling	2,000	$0.3
Various	Mapping, Permitting	-	$0.4
Total		23,400	$8.0

26

Liquidity and Capital Resources

Cash and cash equivalents significantly increased from $20.4 million at December 31, 2015 to $56.8 million at June 30, 2016, while the amount drawn on the credit facility decreased by $8.0 million to $14.0 million. The Company had working capital of $72.1 million at June 30, 2016 (December 31, 2015 - $17.3 million). The $54.8 million increase in working capital was primarily due to $39.7 million gross proceeds from equity offerings, $5.3 million from proceeds of exercised stock options with the remainder primarily generated from operating activities.

Operating activities generated cash of $7.4 million during the first half of 2016 compared to generating $23.3 million during the same period in 2015. The significant non-cash adjustments to the net income of $3.5 million were amortization and depletion of $9.4 million, share-based compensation of $1.9 million, finance costs of $0.6 million, and a change in non-cash working capital of $9.5 million. The change in non-cash working capital was primarily due to payment of income taxes and special mining duty during the period and the increase in trade receivables and decrease in accounts payable, offset by a decrease in inventories.

Investing activities during the period used $6.6 million compared to $18.0 million in the same period of 2015. The investments in 2016 primarily relate to mine development at Guanaceví, offset by proceeds on the sale of available for sale assets and a return of a long term deposit. In 2015, the Company invested similarly at each operation.

Capital spending totalled $7.2 million in property, plant and equipment during 2016. $6.3 million was invested at Guanaceví, with $5.5 million spent on 4.1 kilometres of mine development and $0.1 million spent on the tailings dam and $0.7 million spent on various equipment. At Bolañitos, the Company invested $0.3 million on tailings expansion and various equipment. At El Cubo, the Company invested $0.1 million on various items. The Company spent $0.5 million on capitalized exploration and corporate equipment.

On May 27, 2016, the Company issued 2,147,239 common shares to Canarc and assumed Canarc’s obligation to pay an aggregate of 165 troy ounces of gold to Marlin Gold Mining Ltd to acquire a 100% interest in Canarc’s wholly-owned subsidiary, Oro Silver Resources Ltd, which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver. The 3,990 hectare El Compas project located in Zacatecas, Mexico consists of 28 concessions fully permitted for mining with 22 concessions subject to a 1.5% net smelter return royalty and six concessions subject to a 3.0% net smelter return royalty. Minera Oro Silver also holds a five year operating lease, renewable for an additional five years, on a 500 tpd ore processing plant located in Zacatecas, Mexico for a total annual lease cost of MXN 1.6 million (approximately $90 thousand), adjusted annually for inflation.

Financing activities during 2016 increased cash by $35.7 million, compared to reducing cash by $4.5 million during the same period in 2015. During 2016 the Company paid $8.0 million to reduce its credit facility, paid $0.4 million in interest, paid debt re-structuring costs of $0.4 million, reduced its finance lease obligation by $0.4 million, received proceeds of $5.3 million from exercised stock options and raised gross proceeds through at-the-market offerings of $41.1 million with $1.4 million in share issue costs. By comparison, during 2015, the Company paid $0.2 million in interest and reduced its credit facility by $4.0 million.

In July 2014, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualifies the distribution of up to CDN$ 200 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions. The Base Shelf also provided the Company with the ability to conduct an “At-The-Market” offering through an “At-The-Market” facility (“ATM”) equity distribution agreement.

On November 25, 2015, the Company entered into an ATM facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to US$16.5 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under this ATM facility. A prospectus supplement to the Base Shelf was filed on November 25, 2015 to qualify the shares to be sold under the ATM facility up to a maximum of $16.5 million. During the year ended December 31, 2015, the Company issued 799,569 common shares under the ATM facility at an average price of $1.43 per share for net proceeds of $1.1 million.

27

During 2016, the Company completed this ATM facility issuing 7,218,125 common shares at an average price of $2.13 per share for proceeds of $14.9 million, net of commission. Under this ATM Facility the Company issued a total of 8,017,694 shares for net proceeds of $16.0 million. The common shares were issued in at-the-market distributions on the New York Stock Exchange pursuant to the effective registration statement on Form F-10, which registers the offer and sale of the common shares under the ATM facility.

In May 2016, the Company filed a short form base shelf prospectus that qualifies the distribution of up to CAN $175 million common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be ATM distributions.

On May 5, 2016, the Company entered into a second ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to US$40.0 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. From launch to the period ended June 30, 2016, the Company had 7,056,388 common shares issued or issuable under the ATM facility at an average price of $3.65 per share for proceeds of $25 million, net of commission.

During the six months ended June 30, 2016, the Company also recognized $788 of additional transaction costs, related to the two ATM financings, as share issuance costs.

Subsequent to June 30, 2016, the Company substantially completed the second ATM by issuing an additional 3,188,959 shares under the ATM facility at an average price of $4.46 per share for proceeds of $13.9 million, net of commission.

The Company believes operating cash flow and existing working capital will be sufficient to cover 2016 capital requirements and commitments. See the 2016 Outlook section on page 25 for further discussion.

As at June 30, 2016 the Company’s issued share capital was $422.5 million, representing 120,983,022 common shares (December 31, 2015: $368.9 million representing 102,776,470 common shares).

As at June 30, 2016, the Company had options outstanding to purchase 6,492,250 common shares with a weighted average exercise price of CAN $3.93. Subsequent to period end, 1,471,500 options were exercised with a weighted average price of CAN $4.05.

On January 19, 2016, the Company signed an amended and restated credit facility (“the Amended Facility”) to convert the remaining outstanding balance under the existing revolving credit facility into a two year facility amortized quarterly and maturing on December 31, 2017. The Amended Facility came into effect April 1, 2016 on completion of precedent conditions. The Amended Facility is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví SA de CV, Minas Bolañitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Amended Facility is be 4.5% over LIBOR and the Company agreed to pay a fee of $300,000 upon signing. The Facility and subsequent Amended Facility are subject to the same qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio and a tangible net worth calculation.

At June 30, 2016, the Company had $14 million outstanding on the Amended Facility. (December 31, 2015 -$22 million).

Facility Financial Covenants	Facility Financial Requirements	June 30, 2016	Dec. 31, 2015
Leverage ratio	< 3.00:1	0.41	0.53
Interest service coverage ratio	> 4.00:1	41	42
Tangible net worth (000's)	>45,900	107,369	51,020

28

Contingencies
Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN$238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN$123 million assessment, which includes interest and penalties by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest, with the latter amounting to MXN $53.4 million (~USD $2.9 million) on the MXN $46.5 million estimated tax assessment.

Included in the Company’s consolidated financial statements, are net assets of $240,000, including $42,000 in cash, of MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $240,000. The Company is currently assessing MSCG’s settlement options, however the Tax Court assessment must be received before any negotiation can be finalized or a decision is made.

On acquisition of the El Cubo operation, under the terms of the acquired Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at June 30, 2016, there was a $1 million letter of credit provided by the Company as security to the owner of the Las Torres facility that expires on August 14, 2018.

Capital Requirements

In January, the Company guided capital expenditures totaling $11.3 million in 2016, primarily for mine development at Guanaceví, in order to access reserves for mining and replace reserves by converting measured and indicated resources. A contingent budget was also prepared to invest $4.5 million on additional mine development at Guanaceví, subject to financing plus small capital investments at Bolañitos and El Cubo subject to higher metal prices. Endeavour revised its 2016 capital investment guidance as follows:

	Original Capital	Updated Capital
Guanaceví	$11.3 million	$14.1 million
Bolañitos	-	$1.7 million
El Cubo	-	$1.6 million
Total	$11.3 million	$17.4 million

At Bolañitos, the Company plans a $1.7 million capital investment in H2, 2016 to develop the Plateros orebody located 50 metres from the existing LL-Ascuncion mine workings. The development will access an indicated resource of over 130,000 tonnes grading 116 g/t silver and 1.61 g/t gold, still open at depth. Underground drilling is planned to continue exploring the mineralized zone once underground access is available.

At El Cubo, the Company will invest $1.6 million in H2, 2016 to extend the V- Asunción ramp an additional 1.6 km in order to access an indicated resource of more than 300,000 tonnes grading 141 g/t silver and 1.55 g/t gold. The V- Asunción orebody extends well south of the current mine plan but further evaluation work is needed before Endeavour can commit to any additional development.

29

In the first half of 2016, capital spending totalled $7.2 million in property, plant and equipment during 2016. Of this, $6.3 million was invested at Guanaceví, with $5.5 million spent on 4.1 kilometres of mine development,$0.1 million spent on the tailings dam and $0.7 million spent on various equipment. At Bolañitos, the Company invested $0.3 million on tailings expansion and various equipment. At El Cubo, the Company invested $0.1 million on various items. The Company spent $0.5 million on capitalized exploration and corporate equipment.

Contractual Obligations

The Company had the following contractual obligations at June 30, 2016:

Payments due by period (in thousands of dollars)
Contractual Obligations
	Total	Less than 1	1 - 3 years	3 - 5 years	More than 5
		year			years
Capital Assets purchases	$-	$-	$-	$-	$-
Finance lease obligation	388	388	-	-	-
Operating lease	241	222	19	-	-
Revolving credit facility	14,000	14,000	-
Other Long-Term Liabilities	7,804	-	7,555	249	-
Total	$22,433	$14,610	$7,574	$249	$-

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp. (“Canarc”) and Aztec Metals Corp., which are related party companies by virtue of Bradford Cooke being a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties which are charged on a full cost recovery basis. The charges for these costs totaled $22,000 for the six months ended June 30, 2016 (June 30, 2015 - $22,000). The Company had a $3,000 net receivable related to administration costs outstanding as at June 30, 2016 (December 31, 2015 – $111,000).

On May 27, 2016, the Company acquired Oro Silver Resources from Canarc. The Company issued 2,147,239 common shares to Canarc and assumed Canarc’s obligation to pay an aggregate of 165 troy ounces of gold to Marlin Gold Mining Ltd to acquire a 100% interest in Canarc’s wholly-owned subsidiary, Oro Silver Resources Ltd, which owns the El Compas project through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”).

The Company was charged $210,000 for legal services for the six months ended June 30, 2016 (June 30, 2015 - $67,000) by Koffman Kalef LLP, a firm in which the Company’s corporate secretary is a partner. As of June 30, 2016, the Company had a payable outstanding of $Nil relating to these legal services (December 31, 2015 - $12,000).

30

Financial Assets and Liabilities

As at June 30, 2016, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at June 30, 2016		As at December 31, 2015
		Estimated Fair		Estimated Fair
Expressed in thousands US dollars	Carrying value		Carrying value
		value		value
Financial assets:
Cash and cash equivalents	$56,848	$56,848	$20,413	$20,413
Available for sale assets	104	104	614	614
Trade receivables	11,775	11,775	1,704	1,704
Other receivables	19,187	19,187	22,639	22,639
Total financial assets	$87,914	$87,914	$45,370	$45,370

Financial liabilities:
Accounts payable and accrued liabiities	$14,248	$14,248	$18,949	$18,949
Derivative liabiity	1,372	1,372	-	-
Revolving credit facility	14,000	14,000	22,000	22,000
Total financial liabilities	$29,620	$29,620	$40,949	$40,949

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

As at June 30, 2016
Expressed in thousands US dollars	Total	Level 1		Level 2	Level 3
Financial assets:
Available for sale securities	$104	$104	$	- $	-
Trade receivables	11,775	11,775		-	-
Total financial assets	$11,879	$11,879	$	- $	-

Financial liabilities:
Derivative liability	$1,372	$1,372	$	- $	-
Total financial assets	$1,372	$1,372	$	- $	-

Available for sale securities

The Company holds marketable securities classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair values of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available-for sale marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment.

31

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded on the statement of financial position at fair value. Changes in the fair value of derivative instruments are recognized in net earnings.

As at June 30, 2016, the Company had a derivative liability of $1.4 million related to the change in fair value for the forward sale to be settled in Q3, 2016 of 878,190 ounces of silver and 980 ounces of gold. The change in the fair value has been recognized as a reduction of revenue for the Guanaceví mine.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate payable according to the quoted rate term. The interest rate charge for the period was approximately 4%. As at June 30, 2016, with other variables unchanged, a 1% increase in the LIBOR rate would be result in additional interest expense of $140,000.

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Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to , industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At June 30, 2016 there are 242,306 ounces of silver and 2,735 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at June 30, 2016, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $0.8 million.

Outstanding Share Data

As of August 2, 2016, the Company had the following securities issued and outstanding:

•	125,643,481 common shares
•	425,000 performance share units
•	5,020,750 common shares issuable under stock options with a weighted average exercise price of CAN$3.90 per share expiring between May 23, 2017 and May 13, 2020.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Changes in Accounting Policies and Critical Accounting Estimates

Accounting standards adopted during the period:

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)
On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Changes in IFRS not yet adopted:

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”)
On January 7, 2016, the IASB issued amendments to IAS 7. The amendments apply prospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The Company intends to adopt the amendments to IAS 7 in its financial statements for the annual periods beginning on January 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

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Amendments to IAS 12, Income Taxes (“IAS 12”)
On January 19, 2016, the IASB issued amendments to IAS 12. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax basis at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine future income tax profits used for assessing the utilization of deductible temporary differences. The Company intends to adopt the amendments to IAS 12 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)
On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The Company intends to adopt the amendments to IAS 2 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the amendments has not yet been determined.

IFRS 9, Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements, including the applicability of early adoption.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company intends to adopt IFRS 15 and the clarifications in its consolidated financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

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IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has not yet completed an assessment of the impact of this standard on its financial statements.

The Company has not early adopted any other standard, interpretation or amendment in the condensed consolidated interim financial statements that have been issued, but not yet effective.

Critical Accounting Estimates
The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

Critical judgments in applying policies that have a significant effect on the amounts recognized in the consolidated financial statements for the period include the following:

•	Acquisition of Oro Silver Resources Ltd. – critical judgments include the determination of asset purchase versus business combination in respect of the Company’s acquisition of Oro Silver Resources Ltd. during the period. In making its determination, the Company considered established mineral resources associated with the El Compas property and other contracts assumed in the transaction

See “Critical Accounting Estimates” in the Company’s annual MD&A for a detailed discussion of the other areas in which critical accounting estimates are made.

CONTROLS AND PROCEDURES
Endeavour’s management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the six months ended June 30, 2016 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, Endeavour’s internal controls over financial reporting.

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